NUTRASTAR INTERNATIONAL INC. 7/F Jinhua Mansion, 41 Hanguang Street, Nangang District, Harbin 150080, China TelF86-451-82281199 FaxF86-451-82287746

September 13, 2010

By EDGAR Transmission

Ms. Caroline Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:  Nutrastar International Inc.
        Amendment No. 1 to Form S-1
        Filed September 9, 2010
        File No. 333-168773

Dear Ms. Kim:

       Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Nutrastar International Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on September 15, 2010, or as soon thereafter as practicable.

       We acknowledge and agree that:

  should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert the Staff's comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended as they relate to the proposed public offering of the securities specified in the above Registration Statement. Please contact Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (86) 21-6137-7999, if you have any questions or concerns regarding this matter.

Very truly yours,

NUTRASTAR INTERNATIONAL INC.

By: /s/ Lianyun Han
Lianyun Han
President and Chief Executive Officer